Exhibit 99.1

GFL Environmental Inc. Announces Agreement to Sell Environmental Services Business Valued at $8.0 Billion

•	$8.0 billion valuation significantly exceeds management’s initial expectations

•	Proceeds to be used to repay up to $3.75 billion of debt and for opportunistic share repurchases of up to $2.25 billion

•	Transaction allows GFL to roll $1.7 billion of equity in a tax efficient structure allowing for significant future value accretion

•	Pro forma Net Leverage[1] of 3.0x creates greater financial flexibility and accelerates path to investment grade

•	Reduces annualized cash interest by approximately $200 million, significantly improving Adjusted Free Cash Flow[1] conversion

•	Maintains synergies between Environmental Services and Solid Waste businesses

VAUGHAN, ON, January 7, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it has entered into a definitive agreement (the “Transaction Agreement”) with funds managed by affiliates of Apollo (NYSE:APO) (the “Apollo Funds”) and BC Partners (the “BC Funds”) for the sale of its Environmental Services business for an enterprise value of $8.0 billion (the “Transaction”). GFL will retain a $1.7 billion equity interest in the Environmental Services business and expects to realize cash proceeds from the Transaction of approximately $6.2 billion net of the retained equity and taxes.

GFL intends to use up to $3.75 billion of the net proceeds from the Transaction to repay debt, making available up to $2.25 billion for the repurchase of GFL shares, subject to market conditions, and the balance for transaction fees and general corporate purposes. Net Leverage1, pro forma for the planned use of proceeds, is expected to be 3.0x.

“The sale of our Environmental Services business at an enterprise value of $8.0 billion is substantially above our initial expectations and is a testament to the quality of the business that we have built,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The transaction will allow us to materially delever our balance sheet which will accelerate our path to an investment grade credit rating. A deleveraged balance sheet will provide ultimate financial flexibility to deploy incremental capital into organic growth initiatives and solid waste M&A and allow for a greater return of capital to shareholders through opportunistic share repurchases and dividend increases, while maintaining a targeted Net Leverage1 in the low 3’s.”

Mr. Dovigi continued, “The transaction allows us to monetize the Environmental Services business in a tax efficient manner while retaining an equity interest that will allow us to participate in what we expect to be continued value creation from these high-quality assets. In addition, GFL will maintain an option, not an obligation, to repurchase the Environmental Services business within five years of closing.”

“The repayment of debt is expected to reduce our annualized cash interest expense by approximately $200 million, resulting in significantly improved free cash flow conversion,” added Mr. Dovigi. “We will provide more details on the financial impact of the transaction when we report our 2024 full year results in February and host our Investor Day on February 27 at the New York Stock Exchange.”

Mr. Dovigi concluded, “After a long, robust and highly competitive process, we are excited to have selected the Apollo Funds and BC Funds to partner with on this transaction. We have a long-standing relationship with BC Partners, to whom we have delivered significant returns on their capital. We also look forward to working with Apollo, a leading alternative asset manager, with deep expertise and a demonstrated track record of value creation for its stakeholders.”

Craig Horton, Partner at Apollo, said, “GFL Environmental Services is a leading North American provider of increasingly essential industrial and waste management services, with a broad customer base and exposure to attractive and growing end markets. We believe this transaction will provide the Environmental Services business with greater flexibility to pursue organic and inorganic growth opportunities as an independent business, while also taking advantage of the strategic, value-added resources and structuring capability of the Apollo platform. This is a great example of partnership capital from the Apollo Funds, including our Hybrid Value and Infrastructure strategies, and we look forward to working with the talented management team as well as GFL and BC Partners to accelerate growth and drive value creation.”

Paolo Notarnicola, Partner and Co-Head of Services at BC Partners added, “Our long and successful relationship with Patrick and the GFL team underlines BC Partners' true partnership approach, supporting entrepreneurial leaders at high-growth businesses in defensive sectors to scale and grow. Under Patrick’s leadership we have seen GFL’s Environmental Services business grow from a small franchise in Ontario in 2018 to a leading operator with over $500 million in Adjusted EBITDA. Going forward, we are excited about the growth potential of this business, which is best placed to capitalize on the significant consolidation opportunity in the environmental services industry, including further expansion in the United States. In addition, we look forward to working with the management team of GFL Environmental Services and our partners at GFL and Apollo to accelerate the delivery of the margin-enhancing and growth opportunities we have identified together.”

Pursuant to the Transaction Agreement, GFL will retain a 44% equity interest in the Environmental Services business and the Apollo Funds and BC Funds will each hold a 28% equity interest. The Transaction is expected to close in the first quarter of 2025 and is subject to certain customary closing conditions. The Transaction is not subject to any financing conditions.

GFL’s board of directors (interested directors having recused themselves) unanimously approved the Transaction upon the recommendation of a special committee comprised solely of independent and disinterested directors (the “Special Committee”). In arriving at its unanimous recommendation that the Transaction is in the best interests of the Company, the Special Committee considered several factors, including among other things, a fairness opinion delivered to it by its independent financial advisor, Canaccord Genuity Corp., that the consideration to be received under the Transaction is fair to the Company from a financial point of view.

Brown, Gibbons, Lang & Company Securities, Inc. and J.P. Morgan Securities LLC served as financial advisors and Latham & Watkins LLP and Stikeman Elliott LLP served as legal counsel to GFL in connection with the Transaction. Canaccord Genuity Corp. served as independent financial advisor and Cassels Brock & Blackwell LLP served as legal counsel to the Special Committee in connection with the Transaction.

In connection with the Transaction, Sidley Austin LLP served as legal counsel to the Apollo Funds in the United States, Kirkland & Ellis LLP served as legal counsel to BC Partners in the United States and Osler, Hoskin & Harcourt LLP served as legal counsel to the Apollo Funds and BC Partners in Canada.

Further details regarding the Transaction are set out in the Transaction Agreement which will be made available on the Company’s profile on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca. The description of the Transaction in this press release is a summary only and is qualified in its entirety by the terms of the Transaction Agreement.

(1)	A non-IFRS measure; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures.

Conference Call

The Company will hold a conference call to discuss the Transaction on January 7, 2025 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 212213) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=11c9d06b&confId=76038. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. A copy of the presentation for the call will be available at investors.gflenv.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

About Apollo

Apollo is a high-growth, global alternative asset manager. In our asset management business, we seek to provide our clients excess return at every point along the risk-reward spectrum from investment grade credit to private equity. For more than three decades, our investing expertise across our fully integrated platform has served the financial return needs of our clients and provided businesses with innovative capital solutions for growth. Through Athene, our retirement services business, we specialize in helping clients achieve financial security by providing a suite of retirement savings products and acting as a solutions provider to institutions. Our patient, creative, and knowledgeable approach to investing aligns our clients, businesses we invest in, our employees, and the communities we impact, to expand opportunity and achieve positive outcomes. As of September 30, 2024, Apollo had approximately USD $733 billion of assets under management. To learn more, please visit www.apollo.com.

About BC Partners

BC Partners is a leading investment firm with over €40 billion in assets under management across private equity, private debt, and real estate strategies. Established in 1986, BC Partners has played an active role for over three decades in developing the European buy-out market. Today, BC Partners' integrated transatlantic investment teams work from offices in Europe and North America and are aligned across our four core sectors: Healthcare, TMT, Services & Industrials, and Food. Since its foundation, BC Partners has completed over 120 private equity investments in companies with a total enterprise value of over €160 billion and is currently investing its eleventh private equity buyout fund. For further information, please visit bcpartners.com.

Forward-Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the expected financial and other benefits of the Transaction to GFL and its shareholders (including the expected timing of closing), as well as GFL’s expected use of proceeds, credit rating profile, growth plans and leverage. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate, potential asset sales, potential deleveraging transactions, potential share repurchases or potential strategic transactions are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that GFL will complete the proposed sale of its Environmental Services business or if so that the pre or after tax proceeds to GFL or any consequential debt repayment will be in an amount or on terms as favorable to GFL as is anticipated by such forward looking information, or that GFL undertakes any share buyback or if so as to the size, price or other terms thereof or its success.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for and complete any divestiture of assets on terms acceptable to us; our ability to use the proceeds of any such asset divestiture for deleveraging or potential share repurchases; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2023 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures.

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method for associates, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. For the three and nine months ended September 30, 2024, Founder/CEO remuneration has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) transaction costs, (b) acquisition, rebranding and other integration costs, (c) Founder/CEO remuneration, (d) cash interest paid on TEUs, (e) cash taxes related to divestitures and (f) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the three and nine months ended September 30, 2024, Founder/CEO remuneration and distributions received from joint ventures have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid or received, as applicable, in prior periods. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL. For the three and nine months ended September 30, 2024, we excluded investment in joint ventures and associates from the calculation of Adjusted Free Cash Flow.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For more information:

Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com